

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

January 12, 2017

VIA E-MAIL
Mr. Timothy Salvemini
Chief Financial Officer
Global Net Lease, Inc.
405 Park Avenue, 14th Floor
New York, New York 10022

     Re: **Global Net Lease, Inc.**
             Form 8-K dated August 8, 2016
             Filed August 8, 2016
             File No. 001-37390

Dear Mr. Salvemini:

We have reviewed your October 21, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 28, 2016 letter.

FORM 8-K FILED ON AUGUST 8, 2016

Exhibit 99.1

1.   We have considered your response to comment two. Given the characteristics of the adjustments made to arrive at adjusted funds from operations (AFFO) and the correlation between the presented AFFO amounts to cash flow from operations, it appears AFFO can be used as a liquidity measure. Pursuant to Question 102.05 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016, please revise future filings to exclude presentation of AFFO on a per share basis.

You may contact Wilson K. Lee at (202) 551 – 3468, Lyn Shenk at (202) 551 – 3380, or me at (202) 551 - 3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
Commodities